UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.    )*

PetroCorp, Incorporated.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

71645N101

(CUSIP Number)

February 14, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 52886P 10 4

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) The St. Paul Companies, Inc. 41-0518860

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
Not Applicable

3.	SEC Use Only

4.	Citizenship or Place of Organization Minnesota corporation

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,639,624

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 1,639,624

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,639,624

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ Not Applicable

11.	Percent of Class Represented by Amount in Row (9) 12.92%

12.	Type of Reporting Person (See Instructions) HC, IC and CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) St. Paul Fire and Marine Insurance Company 41-0406690

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
Not Applicable

3.	SEC Use Only

4.	Citizenship or Place of Organization Minnesota corporation

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,639,624

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 1,639,624

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,639,624

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ Not Applicable

11.	Percent of Class Represented by Amount in Row (9) 12.92%

12.	Type of Reporting Person (See Instructions) IC and CO

Item 1.
	(a)	Name of Issuer The name of the issuer is PetroCorp, Incorporated. (the “Issuer”).
	(b)	Address of Issuer’s Principal Executive Offices The address of the principal executive offices of the Issuer is 7130 South Lewis, Suite 1000, Tulsa, Oklahoma.

Item 2.
(a)

Name of Person Filing
The St. Paul Companies, Inc. (“The St. Paul”) and St. Paul Fire and Marine Insurance Company (“F&M”).  The shares are owned by F&M, which is a wholly owned subsidiary of The St. Paul.  The St. Paul and F&M are collectively referred to herein as the “Reporting Persons.”

	(b)	Address of Principal Business Office or, if none, Residence The principal business address of each of the Reporting Persons is 385 Washington Street, St. Paul, Minnesota 55102.
	(c)	Citizenship Each of The St. Paul and F&M is a Minnesota corporation.
	(d)	Title of Class of Securities The class of equity securities to which this Statement relates is the common stock, par value $0.01 per share, of the Issuer (the “Common Stock”).
	(e)	CUSIP Number The CUSIP number of the Common Stock is 71645N101.

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☒	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)

Amount beneficially owned:

On April 27 1998, F&M acquired substantially all of the assets of United States Fidelity and Guaranty Company, such assets including 1,731,000 shares of PetroCorp, Inc. United States Fidelity and Guaranty Company acquired the PetroCorp, Inc. shares prior to 1998.  F&M is a wholly owned subsidiary of The St. Paul.  By virtue of the parent / subsidiary relationship between The St. Paul and F&M, The St. Paul and F&M may be deemed to beneficially own 1,639,624 shares described in this Schedule 13G.

(b)

Percent of class:

12.92%.  The foregoing percentage is calculated based on the 12,688,046 shares of Common Stock reported to be outstanding by the Issuer on its most recently filed quarterly report on Form 10-Q for the quarter ended September 30, 2003.

(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 1,639,624
(ii) Shared power to vote or to direct the vote 0
(iii) Sole power to dispose or to direct the disposition of 1,639,624
(iv) Shared power to dispose or to direct the disposition of 0

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable.

Item 8.	Identification and Classification of Members of the Group
Not Applicable.

Item 9.	Notice of Dissolution of Group
Not Applicable.

Item 10.	Certification
Not Applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2004

THE ST. PAUL COMPANIES, INC.

By:	/s/ Bruce A. Backberg
Bruce A. Backberg
Its:	Senior Vice President and Corporate Secretary

ST. PAUL FIRE AND MARINE INSURANCE COMPANY

By:	/s/ Christopher E. Gerst
Christopher E. Gerst
Its:	Corporate Counsel and Assistant Corporate Secretary

EXHIBIT I

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required on Schedule 13G need be filed with respect to ownership by each of the undersigned of shares of Common Stock of PetroCorp, Incorporated.

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

Dated: February 13, 2004

THE ST. PAUL COMPANIES, INC.

By:	/s/ Bruce A. Backberg
Bruce A. Backberg
Its:	Senior Vice President

ST. PAUL FIRE AND MARINE INSURANCE COMPANY

By:	/s/ Christopher E. Gerst
Christopher E. Gerst
Its:	Corporate Counsel and Assistant Corporate Secretary